TERAWULF INC.

9 Federal Street

Easton, Maryland 21601

December 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Office of Crypto Assets

Re:	TeraWulf Inc. Registration Statement on Form S-3 Filed September 29, 2023 File No. 333-274788

Ladies and Gentlemen:

On behalf of TeraWulf Inc. (the “Company”), I am pleased to submit this letter in response to the written comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received on October 20, 2023 (the “Comment Letter”) to the above-referenced Registration Statement on Form S-3 filed with the Commission by the Company on September 29, 2023 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, has filed with the Commission an amendment to the Registration Statement, which reflects these revisions (“Amendment No. 1”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-3

General

1.	Please confirm your understanding that we will not be in a position to declare your Form S-3 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2022 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-3, please make corresponding revisions to all affected disclosure. Please also confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in your Form S-3 in response to our comments.

The Company acknowledges the Staff’s comment and confirms its understanding that the Staff will not be in a position to declare the Registration Statement effective until the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022 have been resolved. The Company also confirms that it will include in future Exchange Act filings all applicable disclosures included in the Registration Statement in response to the Staff’s comments.

In response to the Staff’s comment, the Company determined that no comments related to the Staff’s review of the Company’s Form 10-K apply to disclosure in the Form S-3 and so no corresponding revisions are required.

In response to the Staff’s comment, the Company included additional disclosures in its Forms 10-Q and 10-Q/A filed on November 13 and November 22, 2023, respectively, and will continue to include such applicable disclosures in its future Exchange Act filings.

Prospectus Summary
Business Overview, page 4

2.	Please include an expanded description of your miners disclosing:

•	the types of miners your own;
•	the average, mean and range of the ages of your miners;
•	the average downtime due to scheduled maintenance and non-scheduled maintenance; and
•	the average, mean and range of the energy efficiency of your miners.

In response to the Staff’s comment, the Company has revised its disclosures under “Business Overview” on pages 5 to 6.

3.	Please provide a comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one mined bitcoin. Your analysis should identify and explain all relevant inputs used in your calculation and the key assumptions used in preparing it. Quantitative tabular disclosure may be helpful. Please also discuss any known trends related to your breakeven analysis as of the most recent practicable date, such as whether your cost of revenue and mining inputs (e.g., electricity costs) have materially increased or decreased in recent periods.

In response to the Staff’s comment, the Company has revised its disclosures under “Business Overview” on page 7.

Description of Capital Stock, page 10

4.	Please revise this section to provide all information required by Regulation S-K Item 202(c) regarding the warrants overlying the securities offered.

In response to the Staff’s comment, the Company has revised its disclosures under “Description of Capital Stock” on pages 14 to 15 to provide the information required by Regulation S-K Item 202(c) regarding the warrants overlying the securities offered.

Please contact me at (646) 243-1873 if I can further assist your review of the Registration Statement.

Very truly yours,

TERAWULF INC.

By:	/s/ Stefanie Fleischmann
	Name:	Stefanie Fleischmann
	Title:	Chief Legal Officer

cc:	Lynwood E. Reinhardt, Reed Smith LLP
Anthony J. Marsico, Reed Smith LLP
Michael S. Lee, Reed Smith LLP